Australian Market and Business Strategy Mark Fisher Investor/Analyst Update – 19 September 2012 Exhibit 99.13

• Business Overview • Market Update • Business Strategy • Market Penetration AGENDA

Australia Fibre Cement
Products
• Residential external cladding
• Residential wet area linings
• Residential wet area flooring
• Non-Residential external facade
• Non-Residential interior linings
• Two plants located in Sydney
and Brisbane
• 500+ employees
• Sales offices in all states
JHA – GROWTH FOCUSED BUSINESS
• Non-Residential structural flooring

• Organisational capability • Defend and grow category share of core • Accelerate differentiated product sales • Relentless approach to costs STRATEGY: GROW PRIMARY DEMAND

*  Source: Housing Industry Association forecasts
HOUSING STARTS – AUSTRALIA
99,466 99,574
106,967
92,457
87,903
20,943
18,178
24,790
20,285
16,615
26,465
19,416
35,304
36,648
29,149
146,874
137,168
167,061
149,390
133,667
-15%
-10%
-5%
0%
5%
10%
15%
20%
25%
-
20,000
40,000
60,000
80,000
100,000
120,000
140,000
160,000
180,000
FY09 FY10 FY11 FY12 FY13f
Units
Semi-Detached
Houses Total YoY
-11%
-7%
-11%
22%

Demand for housing still exceeds
supply in Australia by 150,000
Official Cash Rate has seen 2 drops
of 0.75% this year– now at 3.5%
Reduction of flat/regular blocks and
block size accelerating, ~ 40% in
some cases
Growth in resource sector driving
demand in regional accommodation
Market continues to remain flat with
some small recovery expected late in
CY 2012
Consumer confidence in the local
economy remains low, contracting on
last month by 2.5%
Standard Variable Mortgage Rate at
6.85%
Carbon tax introduction on July 1
2012
New house Construction for CY2012
forecast at 133k – down from 150k
LY
( + )
( - )
MARKET – AUSTRALIA

ATTACHED MIXED COMMERCIAL SEMI-DETACHED DETACHED RESIDENTIAL ESTATE RENOVATION MARKET SEGMENTS

• Addressable residential market down 12% • Business outperforming market • Scyon TM continues to grow • Business ahead of market trends • Positive PDG • EBIT margin > 20% FY13 Q1 SUMMARY

9
Building a “high performing” culture
• Recruit for smart, driven and real individuals
• Increase individual performance
• Develop leader capability
• Retain talent through targeted efforts
BUILDING CAPABILITY

DIFFERENTIATED PRODUCTS

SWITCHING BRICK – SINGLE STOREY Then Now

SWITCHING BRICK – DOUBLE STOREY Then Now

SWITCHING BRICK – MEDIUM DENSITY Then Now

JHA – BUILDING A GREAT COMPANY

Questions